November 30, 2018

VIA EDGAR CORRESPONDENCE

Christine Westbrook

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Mail Stop 3233

Washington, DC 20549

Re:	Aptorum Group Limited
Registration Statement on Form F-1/A (File No. 333-227198) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Boustead Securities, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on December 3, 2018, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: November 15, 2018
(ii)	Dates of distribution: November 15, 2018 to November 30, 2018
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 7
(iv)	Number of prospectuses so distributed: 400

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	CEO